UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Harte Hanks, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

416196103

(CUSIP Number)

JAMES C. PAPPAS

JCP INVESTMENT MANAGEMENT, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 416196103

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		306,752
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

306,752
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

306,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 416196103

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		306,752
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

306,752
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

306,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 416196103

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		306,752
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

306,752
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

306,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 416196103

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		333,938
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

333,938
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 416196103

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		333,938
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

333,938
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 416196103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $1.00 par value per share (the “Shares”), of Harte Hanks, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2800 Wells Branch Parkway, Austin, Texas 78728.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);
(ii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership;
(iii)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;
(iv)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership and certain managed accounts (the “JCP Accounts”); and
(v)	James C. Pappas, as the managing member of JCP Management and sole member of JCP Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 1177 West Loop South, Suite 1320, Houston, Texas 77027.

(c)       The principal business of JCP Partnership is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership. The principal business of JCP Holdings is serving as the general partner of JCP Partners. The principal business of JCP Management is serving as the investment manager of JCP Partnership and the JCP Accounts. The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       JCP Partnership, JCP Partners, JCP Holdings and JCP Management are organized under the laws of the State of Texas. Mr. Pappas is a citizen of the United States of America.

7

CUSIP No. 416196103

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JCP Partnership and held in the JCP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 306,752 Shares owned directly by JCP Partnership is approximately $1,812,918, including brokerage commissions. The aggregate purchase price of the 27,186 Shares held in the JCP Accounts is approximately $164,378, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,666,984 Shares outstanding as of May 4, 2021, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 17, 2021.

A.	JCP Partnership
(a)	As of the date hereof, JCP Partnership beneficially owned 306,752 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 306,752
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 306,752
4. Shared power to dispose or direct the disposition: 0

8

CUSIP No. 416196103

B.	JCP Partners
(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 306,752 Shares owned by JCP Partnership.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 306,752
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 306,752
4. Shared power to dispose or direct the disposition: 0

C.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 306,752 Shares owned by JCP Partnership.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 306,752
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 306,752
4. Shared power to dispose or direct the disposition: 0

D.	JCP Management
(a)	As of the date hereof, 27,186 Shares were held in the JCP Accounts. JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 306,752 Shares owned by JCP Partnership and (ii) 27,186 Shares held in the JCP Accounts.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 333,938
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 333,938
4. Shared power to dispose or direct the disposition: 0
E.	Mr. Pappas
(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 306,752 Shares owned by JCP Partnership and (ii) 27,186 Shares held in the JCP Accounts.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 333,938
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 333,938
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 416196103

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 22, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated July 22, 2021.

10

CUSIP No. 416196103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2021

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

11

CUSIP No. 416196103

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

JCP INVESTMENT PARTNERSHIP, LP

42,906	5.9997	05/24/2021
382	6.0000	05/25/2021
51,723	6.3455	06/04/2021
753	6.3000	06/07/2021
1,978	6.3476	06/08/2021
828	6.3000	06/09/2021
8,238	6.4000	06/14/2021
10	6.4500	06/17/2021
42,096	6.4000	06/18/2021
9,260	6.3000	06/22/2021
1,621	6.0000	06/24/2021
8,441	6.3000	06/29/2021
84	6.0500	07/07/2021
1,949	5.8000	07/08/2021
505	6.0000	07/09/2021
17	6.0000	07/14/2021
851	6.1500	07/20/2021

CUSIP No. 416196103

JCP INVESTMENT MANAGEMENT, LLC
(Through the JCP Accounts)

1,805	5.9997	05/24/2021
836	5.9997	05/24/2021
16	6.0000	05/25/2021
7	6.0000	05/25/2021
2,175	6.3455	06/04/2021
1,002	6.3455	06/04/2021
32	6.3000	06/07/2021
15	6.3000	06/07/2021
84	6.3476	06/08/2021
38	6.3476	06/08/2021
35	6.3000	06/09/2021
16	6.3000	06/09/2021
502	6.4000	06/14/2021
160	6.4000	06/14/2021
2,581	6.4000	06/18/2021
4,498	6.4000	06/18/2021
825	6.4000	06/18/2021
567	6.3000	06/22/2021
988	6.3000	06/22/2021
181	6.3000	06/22/2021
99	6.0000	06/24/2021
173	6.0000	06/24/2021
32	6.0000	06/24/2021
512	6.3000	06/29/2021
885	6.3000	06/29/2021
162	6.3000	06/29/2021
5	6.0500	07/07/2021
9	6.0500	07/07/2021
2	6.0500	07/07/2021
119	5.8000	07/08/2021
207	5.8000	07/08/2021
38	5.8000	07/08/2021
31	6.0000	07/09/2021
54	6.0000	07/09/2021
10	6.0000	07/09/2021
1	6.0000	07/14/2021
2	6.0000	07/14/2021
49	6.1500	07/20/2021
85	6.1500	07/20/2021
15	6.1500	07/20/2021